FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                                  April 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                    FIRST QUARTER 2008 RESULTS - HIGHLIGHTS

.. Net profit of SAR757 million (US$202 million) for the three months ended 31 March 2008 - up SAR141 million (US$38 million), or 22.8 per cent, compared with SAR616 million (US$164 million) for the same period in 2007.

.. Operating income of SAR1,191 million (US$318 million) for the three months ended 31 March 2008 - up SAR163 million (US$44 million), or 15.9 per cent, compared with SAR1,028 million (US$274 million) for the same period in 2007.

.. Customer deposits of SAR78.4 billion (US$20.9 billion) at 31 March
2008 - up SAR18.6 billion (US$5.0 billion), or 31.1 per cent, compared with SAR59.8 billion (US$15.9 billion) at 31 March 2007.

.. Loans and advances to customers of SAR66.6 billion (US$17.8 billion) at 31 March 2008 - up SAR23.9 billion (US$6.4 billion), or 56.0 per cent, from SAR42.7 billion (US$11.4 billion) at 31 March 2007.

.. The bank's investment portfolio totalled SAR23.7 billion (US$6.3 billion) at 31 March 2008 compared with SAR17.6 billion (US$4.7 billion) at 31 March 2007.

.. Total assets of SAR106.4 billion (US$28.4 billion) at 31 March 2008 - up SAR26.9 billion (US$7.2 billion), or 33.8 per cent, over 31 March 2007.

.. Earnings per share of SAR2.02 (US$0.54) for the three months ended 31 March 2008 - up 22.8 per cent from SAR1.64 (US$0.44) for the same period in 2007.

Commentary

SABB recorded a net profit of SAR757 million (US$202 million) for the three months ended 31 March 2008. This represents a 22.8 per cent increase compared with the first quarter of 2007 and a 7.4 per cent increase compared with the fourth quarter of 2007. SABB has achieved profit growth in each of the last five quarters.

John Coverdale, Managing Director of SABB, said: "SABB's first quarter 2008 results are very encouraging and continue to build upon the strong core business foundations that we have established. Robust deposit inflows during the quarter have been more than sufficient to support the quality loan growth and expansion of our investment portfolio. Our investment strategy continues to focus on Saudi Government bonds, Treasury bills and investment grade instruments which has largely protected our shareholders from the global problems surrounding Structured Investment Vehicles (SIVs) and sub-prime Collateralised Mortgage Obligations (CMOs).

"The SAR23.9 billion (US$6.4 billion) increase in loans and advances compared to 31 March 2007 reflects the underlying strength of the Saudi economy and increased project funding requirements from the corporate sector. This asset growth has contributed to a 20.1 per cent increase in net special commission compared to the same period in 2007. Excluding the higher contribution from the brokerage and mutual funds businesses, core banking non-funds income has grown by SAR105 million (US$28 million), or 63.2 per cent, compared to the first quarter of 2007.

"Cost growth of SAR35 million (US$9 million) or 10.9 per cent compared to the first quarter of 2007 is due to an increase in headcount of 379 or 13.6 per cent. The first quarter 2008 charge for bad debts is SAR25 million (US$7 million) lower than the same period last year due to lower consumer finance defaults and higher recoveries. The bank's capital and liquidity positions remain strong.

"In conjunction with our joint venture investment bank, HSBC Saudi Arabia Limited, and our insurance associate, SABB Takaful, SABB is able to offer a comprehensive range of financial services within Saudi Arabia. This local ability is complemented by our close relationship with HSBC with whom we can deliver joined-up global financial solutions for our valued customers.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 April 2008